UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Notice to Shareholders

Sendas Distribuidora S.A. (“Assai” or “Company”) informs its shareholders and the market in general that, at the Ordinary and Extraordinary Shareholders Meeting held on April 28th, 2021 (“Meeting”), it was approved the distribution of the mandatory minimum dividend in the amount of R$348,444,343.74 (three hundred and forty-eight million, four hundred and forty-four thousand, three hundred and forty-three reais and seventy-four cents), equivalent to R$ 1.29846211682919 per common share issued by the Company, being certain that, of this amount:

(i)                   R$263,500,000.00 (two hundred sixty-three million and five hundred thousand reais) correspond to the interest on equity, net of income tax, distributed to the Company's shareholders at a meeting of the Board of Directors held in September 20th, 2020 and paid on November 27th, 2020, accrued to the minimum mandatory dividend by the Meeting; and

(ii)                 R$84,944,343.74 (eighty-four million, nine hundred and forty-four thousand, three hundred and forty-three thousand and seventy-four cents) correspond to the residual portion of the minimum mandatory dividend, equivalent to R$0.31654126223623 per common share issued by the Company, treasury shares disregarded, declared on on April 28th by the Meeting (“Residual Dividend”).

For holders of the Company's shares traded on B3 SA - Brasil, Bolsa, Balcão (“B3”), the payment of the Residual Dividend will be made on June 7th, 2021, based on the shareholding position of April 28th, 2021 (including). The shares issued by the Company will be traded ex-dividends on B3 on April 29th, 2021 (including).

As for holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment will be made on June 14th, 2021 through JP Morgan Chase Bank, NA, depositary bank of the ADRs, and it shall be entitled to such payment ADRs holders on April 30th, 2021 (including).

The Company’s investor relations department is available for any questions on the email ri.assai@assai.com.br.

Rio de Janeiro-Brazil, April 29th, 2021.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.